Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Golden Cycle Gold Corporation
Commission File Number: 333-149068

Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ M Cutifani (Australian) (Chief Executive Officer) \ FB Arisman (American)
RE Bannerman (Ghanaian) \ JH Mensah (Ghanaian) \ WA Nairn \ Prof WL Nkuhlu \ SM Pityana \ SR Thompson (British) \ S Venkatakrishnan (British)
VP – Compliance and Corporate Administration : Yedwa Simelane
AngloGold Ashanti Limited \ Reg. No.1944/017354/06
76 Jeppe Street \ Newtown \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com
19 June 2008

TO:                        Shareholder, Golden Cycle Gold Corporation

      FROM:                  Mark Cutifani
Chief Executive Officer
AngloGold Ashanti Limited

SUBJECT:            Acquisition of Golden Cycle Gold Corporation

Dear Shareholder:

As you may know, AngloGold Ashanti Limit ed, through its subsidiary AngloGold Ashanti USA
Inc., has entered into an agreement to acquire Golden Cycle Gold Corporation. I am very excited about the prospects of this transaction, and the advantages that we believe it offers both to AngloGold
Ashanti as well as to you as a shareholder of Golden Cycle. I look forward to you becoming a shareholder of AngloGold Ashanti, and I think you will find we are a leader in the gold industry. We consistently strive to deliver value to our shareholders, community partners, and employees while remaining a responsible corporate citizen.

I encourage you to carefully read and consider the proxy statement/prospectus in respect of the proposed transaction. In the proxy statement/prospectus you will find information regarding our company, our operations, and our strategy and plans for the future. Further, I invite you to visit the
AngloGold Ashanti Limited website at www.anglogoldashanti.com. Information contained in or otherwise accessible through this internet site is not part of the proxy statement/prospectus. In addition, if you have any further questions regarding the proposed transaction or AngloGold Ashanti
Limited, please feel free to contact
DEwigleben@anglogoldashantina.com
or at (303) 889-0700.
Thank you for your consideration of this important transaction, and for your continued investment in the gold industry.

Regards,

Mark Cutifani
Chief Executive Officer
AngloGold Ashanti Limited

This communication is being made in respect of the proposed merger transaction involving AngloGold Ashanti and
Golden Cycle Gold Corporation. In connection with the proposed transaction, AngloGold Ashanti has filed with the
SEC a Registration Statement on Form F- 4 and Golden Cycle has mailed a proxy statement/prospectus to its stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ
THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER
RELEVANT DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED TRANSACTION. Each of AngloGold Ashanti and Golden Cycle maintains an internet site. The
AngloGold Ashanti internet site is at www.anglogoldashanti.com. The Golden Cycle internet site is at
www.goldencycle.com. Information contained in or otherwise accessible through these internet sites is not a part of the proxy statement/prospectus. Stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and Golden Cycle, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that h a v e been incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street, Newtown, 2001 PO Box 62117 Marshalltown 2107 Johannesburg 2001
South Africa, Attention: Investor Relations, +27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon,
Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Offic er, (719) 471- 9013.